24-Aug-05

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NW, STOP 7010

Washington, D.C.

20549

Re:

Form 20-F for year ended December 31, 2004

File No. 0-17791

Attention:

Jonathan Duersch, Division of Corporate Finance
Fax Number – 202-772-9220

Dear Mr. Duersch,

In connection with your comment letter of August 10, 2005 concerning “Independent Auditors’ Report to the Shareholders”, please be advised that there are two auditors reports attached in section 19 (a) to our 2004 20-F filing.  The first auditors report entitled 'Independent auditors report to the shareholders' is the Canadian GAAS auditors report issued by our auditors and filed with our Canadian GAAP financial statements with the Canadian Securities Administrators via SEDAR.  We do not include a reconciliation to U.S. GAAP in our Canadian filing.

The second report attached in section 19 (a) of our 2004 20-F filing entitled 'U.S. GAAP reconciliation Schedule appended to notes and auditors' report' is issued by our auditors principally to cover our US GAAP reconciliation.  However, the opening paragraph of the auditors opinion scopes in both the US GAAP supplement and the Canadian GAAP financial statements via the following sentence in the opening paragraph of the report stating that "we have audited the consolidated balance sheets of Twin Mining Corporation as at December 31, 2004, 2003 and 2002 and the consolidated statements of loss, accumulated deficit and cash flows for the years then ended, included in Item 19(a) of the Form 20-F.  In addition, we have audited information under the caption Supplemental Information in Item 17 of this Form 20-F".  This opinion goes on to state that our auditors have conducted their audits, referred to above in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  The second opinion effectively states that both the supplement and the financial statements are audited in accordance with PCAOB standards.

Please contact me should you have any questions, comments, or concerns.

Sincerely,

/s/

    Domenico Bertucci

Domenico Bertucci, CA
Chief Financial Officer

Direct line – 416-777-0820
E-mail – dbertucci@twinmining.com